EXHIBIT 99.1

FirstService Reports Results for the Nine Month Period to New Fiscal Year Ended December 31, 2008

 12% Revenue Growth Despite Global Economic Downturn

 ---------------------------------------------------------------------
 Nine month operating highlights:

                         December 31,        December 31,
                                 2008                2007
                  -------------------   -----------------
 Revenues              $ 1.32 billion      $ 1.18 billion        + 12%
 EBITDA               $ 124.4 million     $ 123.2 million         + 1%
 Adjusted EPS                  $ 1.09              $ 1.48        - 26%
 ---------------------------------------------------------------------

TORONTO, Feb. 25, 2009 (GLOBE NEWSWIRE) -- FirstService Corporation (Nasdaq:FSRV) (TSX:FSV) (TSX:FSV.PR.U) today reported results for its third quarter ended December 31, 2008 and the nine month period ended December 31, 2008. The nine month transition period reflects the change in year-end to December 31 from the previous fiscal year-end of March 31. All amounts are in US dollars.

For the nine months ended December 31, 2008, operating results from continuing operations included revenues of $1.32 billion, an increase of 12% relative to the nine-month period ended December 31, 2007. EBITDA (1) increased slightly to $124.4 million and Adjusted EPS (2) was $1.09 (GAAP - $0.11) versus $1.48 (GAAP - $1.17) in the prior period.

Revenues for the quarter ended December 31, 2008 were $417.9 million, a decrease of 7% relative to the same period last year. EBITDA decreased 24% to $29.8 million and Adjusted EPS was a loss of $0.18 (GAAP - $(0.74)) for the quarter versus $0.49 (GAAP - $0.25) in the prior year period.

"Despite an extremely challenging economic environment, FirstService delivered respectable results in 2008, while continuing to capitalize on important strategic growth opportunities that position us well for the future," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. "The continued resilience of our Residential Property Management and Property Services divisions demonstrates the power and importance of our diversified business model. In Commercial Real Estate Services, which has been impacted more significantly by current economic conditions, we have taken decisive steps to contain our costs and align our infrastructure with anticipated revenue streams," he concluded.

About FirstService Corporation

FirstService is a global diversified leader in the rapidly growing real estate services sector, providing services in the following three areas: commercial real estate; residential property management; and property services. Industry-leading service platforms include: FirstService Commercial Real Estate Services, the fourth largest global player in commercial real estate; FirstService Residential Management (formerly, FirstManagement Partners), the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService is a diversified property services company with more than US$1.7 billion in annualized revenues and over 18,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Residential Property Management revenues increased to $144.7 million for the quarter, 15% higher than in the prior year period. Internal growth was 7%, attributable to property management contracts won during the last twelve months as well as increases in ancillary maintenance revenues, with the balance of the revenue growth attributable to an acquisition completed in January 2008. EBITDA for the quarter was $10.6 million, up 5% from $10.1 million one year ago.

Revenues in Commercial Real Estate Services totalled $182.1 million for the quarter, down 28% relative to the prior year quarter. Internal revenues, which exclude the positive impact of acquisitions, declined 33% (29% on a local currency basis excluding the effects of foreign exchange rate movements). Revenues were negatively impacted by the global economic slowdown and credit contraction. Quarterly EBITDA (1), before a non-recurring cost containment charge, was $9.0 million, versus $22.0 million in the year-ago period. EBITDA was negatively impacted by lower brokerage and leasing revenues in all major markets. The cost containment charge was comprised of severance and lease termination expenses and amounted to $4.5 million for the quarter. The Company's Chicago-based U.S. mortgage brokerage and servicing operation was classified as held for sale as of December 31, 2008 and, by reason of its being held for sale, is being reported as a discontinued operation for all periods presented. This operation generated revenues of $2.1 million for the quarter (2007 - $3.5 million), which amounts are not included in the segment's results noted above.

Revenues in Property Services totalled $91.0 million, an increase of 35% over the prior year period. The revenue increase was attributable primarily to Field Asset Services, which provides property preservation and foreclosure management services to the U.S. financial services industry through its national contractor network. Excluding the revenues generated from Field Asset Services, revenues declined 31%, as consumer-oriented franchise operations, including California Closets, continued to be challenged by the weakening U.S. economy. EBITDA in the third quarter was $9.7 million, which was approximately equal to the prior year. EBITDA margins in the segment were affected by revenue mix, as contractor network operations carry lower operating margins than traditional franchising.

Quarterly corporate costs were $0.8 million, versus $6.9 million in the prior year period. The current year quarter included a $1.1 million foreign currency translation gain and a $0.5 million insurance recovery. The prior year quarter included a non-recurring stock-based compensation charge of $3.3 million.

A comparison of segmented EBITDA to operating earnings is provided below.

Non-operating Charges

During the quarter, the Company recorded a $12.2 million non-cash impairment loss on its investment in units of Resolve Business Outsourcing Income Fund ("Resolve"), which was "marked-to-market" in accordance with GAAP. For the nine months ended December 31, 2008, the total impairment loss on the Resolve units was $14.7 million. Also during the quarter, the Company recorded a $15.6 million non-cash valuation allowance with respect to deferred income tax assets, which increased income tax expense and resulted in an effective tax rate of 54% for the nine months ended December 31, 2008 versus 31% for the same period one year ago. The Company's cash income taxes for the quarter ended December 31, 2008 were $3.1 million (2007 - $9.7 million) and for the nine months ended December 31, 2008 were $20.6 million (2007 - $30.5 million).

Share Repurchases

During the quarter ended December 31, 2008, the Company repurchased 115,600 Preferred Shares on the Toronto Stock Exchange under its Normal Course Issuer Bid ("NCIB") at an average price of $14.82 per share. The Company is authorized to repurchase up to an additional 1.76 million Subordinate Voting Shares and 268,200 Preferred Shares under the NCIB which expires on June 6, 2009.

Conference Call

FirstService will be holding a conference call on Wednesday, February 25, 2009 at 11:00 am Eastern Time to discuss results for the first quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investor Relations / Newsroom" section.

Footnotes

1. Reconciliation of net (loss) earnings from continuing operations to EBITDA:

                                Three months ended  Nine months ended
                                   December 31         December 31
 (in thousands of U.S. dollars) ------------------  ------------------
 (unaudited)                      2008      2007      2008      2007
                                --------  --------  --------  --------

 Net (loss) earnings from
  continuing operations         $(18,982) $ 11,082  $ 11,508  $ 42,354
 Minority interest share of
  earnings                         1,914     5,574    14,519    16,112
 Income taxes                     13,917     4,874    30,878    25,740
 Other expense (income)               26    (1,327)   (2,422)   (3,824)
 Integrated Security division
  divestiture bonus                   --        --     5,715        --
 Impairment loss on
  available-for-sale securities   12,195        --    14,680        --
 Interest expense, net             3,340     3,440     8,252     9,543
                                --------  --------  --------  --------
 Operating earnings               12,410    23,643    83,130    89,925
 Depreciation                      7,160     5,529    18,814    14,164
 Amortization of intangible
  assets other than backlog        3,694     4,194    11,229     8,564
 Amortization of backlog             743     1,615     1,703     4,133
                                --------  --------  --------  --------
                                  24,007    34,981   114,876   116,786
 Stock-based compensation
  expense                          1,280     3,980     2,551     6,444
 Cost containment                  4,510        --     6,934        --
                                --------  --------  --------  --------
 EBITDA                         $ 29,797  $ 38,961  $124,361  $123,230
                                --------  --------  --------  --------

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization, stock-based compensation expense and other non-cash or non-recurring expenses. The Company uses EBITDA to evaluate operating performance. EBITDA is an integral part of the Company's planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.

2. Reconciliation of net (loss) earnings from continuing operations and net (loss) earnings per common share from continuing operations to adjusted net earnings and adjusted net earnings per share:

                                Three months ended  Nine months ended
                                   December 31         December 31
 (in thousands of U.S. dollars) ------------------  ------------------
 (unaudited)                      2008      2007      2008      2007
                                --------  --------  --------  --------

 Net (loss) earnings from
  continuing operations         $(18,982) $ 11,082  $ 11,508  $ 42,354
 Preferred dividends              (2,606)   (2,616)   (7,760)   (4,336)
 Amortization of intangible
  assets other than backlog        3,694     4,194    11,229     8,564
 Amortization of backlog             743     1,615     1,703     4,133
 Impairment loss on
  available-for-sale Securities   12,195        --    14,680        --
 Integrated Security division
  divestiture bonus                   --        --     5,715        --
 Stock-based compensation
  expense                          1,280     3,980     2,551     6,444
 Cost containment                  4,510        --     6,934        --
 Income tax on adjustments        (5,546)   (1,973)  (12,247)   (4,643)
 Minority interest on
  adjustments                       (612)     (587)   (1,497)   (1,384)
                                --------  --------  --------  --------
 Adjusted net earnings from
  continuing operations         $ (5,324) $ 15,695  $ 32,816  $ 51,132
                                --------  --------  --------  --------

                                Three months ended  Nine months ended
 (in thousands of U.S. dollars,    December 31         December 31
  except per share amounts)     ------------------  ------------------
 (unaudited)                      2008      2007      2008      2007
                                --------  --------  --------  --------

 Diluted net (loss) earnings
  per common share from
  continuing operations           $(0.74)    $0.25     $0.11     $1.17
 Pro forma impact of preferred
  share dividends on
  comparative period                  --        --        --     (0.12)
                                --------  --------  --------  --------
                                   (0.74)     0.25      0.11      1.05
 Amortization of intangible
  assets other than backlog,
  net of income tax                 0.07      0.08      0.21      0.16
 Amortization of backlog, net
  of income tax                     0.02      0.03      0.04      0.08
 Impairment loss on
  available-for-sale securities,
  net of income tax                 0.34        --      0.41        --
 Integrated Security division
  divestiture bonus, net of
  income tax                          --        --      0.12        --
 Stock-based compensation
  expense, net of income tax        0.03      0.13      0.05      0.19
 Cost containment, net of
  income tax                        0.10        --      0.15        --
                                --------  --------  --------  --------
 Adjusted diluted net (loss)
  earnings per common share
  from continuing operations      $(0.18)    $0.49     $1.09     $1.48
                                --------  --------  --------  --------

The Company is presenting adjusted earnings measures to eliminate the impact of (i) amortization expense related to intangible assets recognized in connection with acquisitions, (ii) stock-based compensation expense, (iii) a non-recurring bonus paid to management upon the divestiture of the Integrated Security division, (iv) a non-cash impairment loss on available-for-sale securities and (v) non-recurring cost containment charges. In addition, the Company is presenting the pro forma impact of preferred share dividends on comparative periods. The preferred share dividend obligation commenced on August 1, 2007 upon the issuance of the Preferred Shares. All of the adjustments are considered "non-GAAP financial measures" under OSC and SEC guidelines.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with the Ontario Securities Commission.

 FIRSTSERVICE CORPORATION
 Condensed Consolidated Statements of Earnings
 ---------------------------------------------
 (in thousands of U.S. dollars, except per share amounts)

                            Three months ended    Nine months ended
                               December 31           December 31
                            ------------------  ----------------------
 (unaudited)                  2008      2007       2008        2007
                            --------  --------  ----------  ----------

 Revenues                   $417,860  $447,634  $1,322,680  $1,180,582

 Cost of revenues            261,276   252,498     801,421     684,473
 Selling, general and
  administrative expenses    132,577   160,155     406,383     379,323
 Depreciation                  7,160     5,529      18,814      14,164
 Amortization of intangible
  assets other than backlog    3,694     4,194      11,229       8,564
 Amortization of backlog         743     1,615       1,703       4,133
                            --------  --------  ----------  ----------
 Operating earnings           12,410    23,643      83,130      89,925
 Other expense (income)           26    (1,327)     (2,422)     (3,824)
 Impairment loss on
  available-for-sale
  securities(1)               12,195        --      14,680          --
 Integrated Security
  division divestiture
  bonus(2)                        --        --       5,715          --
 Interest expense, net         3,340     3,440       8,252       9,543
                            --------  --------  ----------  ----------
                              (3,151)   21,530      56,905      84,206
 Income taxes(3)              13,917     4,874      30,878      25,740
                            --------  --------  ----------  ----------
                             (17,068)   16,656      26,027      58,466
 Minority interest share of
  earnings                     1,914     5,574      14,519      16,112
                            --------  --------  ----------  ----------
 Net (loss) earnings from
  continuing operations      (18,982)   11,082      11,508      42,354
 Discontinued operations,
  net of tax(4)              (18,170)   (3,097)     50,528       1,406
                            --------  --------  ----------  ----------
 Net (loss) earnings        $(37,152)   $7,985     $62,036     $43,760
 Preferred share dividends     2,606     2,616       7,760       4,336
                            --------  --------  ----------  ----------
 Net (loss) earnings
  available to common
  shareholders              $(39,758)   $5,369     $54,276     $39,424
                            ========  ========  ==========  ==========

 Net (loss) earnings per
  common share
  Basic
   Continuing operations      $(0.74)    $0.28       $0.12       $1.27
   Discontinued operations     (0.62)    (0.09)       1.71        0.05
                            --------  --------  ----------  ----------
                              $(1.36)    $0.19       $1.83       $1.32
                            ========  ========  ==========  ==========

  Diluted(5)
   Continuing operations      $(0.74)    $0.25       $0.11       $1.17
   Discontinued operations     (0.62)    (0.10)       1.70        0.05
                            --------  --------  ----------  ----------
                              $(1.36)    $0.15       $1.81       $1.22
                            ========  ========  ==========  ==========

 Adjusted diluted net (loss)
  earnings per common share
  from continuing
  operations(6)               $(0.18)    $0.49       $1.09       $1.48
                            ========  ========  ==========  ==========

 Weighted average common
  shares outstanding:
  (in thousands)
   Basic                      29,263    29,905      29,584      28,879
   Diluted                    29,263    30,466      29,755      30,417

 Notes to Condensed Consolidated Statements of Earnings
 (1) Non-cash loss recognized on the other-than-temporary impairment of the Company's investment in Resolve.
 (2) Non-recurring cash bonus paid to management upon the successful completion of the sale of the Integrated Security division.
 (3) Income tax expense for the three months and nine months ended
     December 31, 2008 includes a $15,600 non-cash valuation allowance charge related to deferred income tax assets (2007 - nil).
 (4) Reflects: (i) the Integrated Security segment; (ii) the Canadian commercial mortgage securitization operation; and (iii) the
     Chicago-based U.S. mortgage brokerage and servicing operation.
 (5) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries.
     The adjustment for the quarter ended December 31, 2008 was nil
     (2007 - $743) and nine months ended December 31, 2008 was $530
     (2007 - $2,491).
 (6) See definition and reconciliation above.

 Condensed Consolidated Balance Sheets
 -------------------------------------
 (in thousands of U.S. dollars)

                                              December 31     March 31
 (unaudited)                                         2008         2008
                                              -----------  -----------

 Assets
 ------
 Cash and cash equivalents                        $79,642      $75,371
 Restricted cash                                   10,240        8,858
 Accounts receivable                              175,520      185,384
 Inventories                                       10,572       11,178
 Prepaids and other current assets                 50,674       57,175
 Assets held for sale                              14,210       90,849
                                              -----------  -----------
  Current assets                                  340,858      428,815
 Fixed assets                                      76,789       79,949
 Other non-current assets                          39,363       46,022
 Goodwill and intangibles                         527,124      474,633
 Assets held for sale                               6,503       59,924
                                              -----------  -----------
  Total assets                                   $990,637   $1,089,343
                                              ===========  ===========
 Liabilities and shareholders' equity
 ------------------------------------
 Accounts payable and accrued liabilities        $215,992     $237,595
 Other current liabilities                         35,242       24,293
 Long term debt - current                          20,899       24,777
 Liabilities related to assets held for sale       12,946       46,977
                                              -----------  -----------
  Current liabilities                             285,079      333,642
 Long term debt - non-current                     245,470      331,253
 Other liabilities                                 21,832       17,914
 Deferred income taxes                             42,072       41,618
 Liabilities related to assets held for sale          278          763
 Minority interest                                 50,067       58,468
 Shareholders' equity                             345,839      305,685
                                              -----------  -----------
  Total liabilities and equity                   $990,637   $1,089,343
                                              ===========  ===========

 Total debt                                      $266,369     $356,030
                                              -----------  -----------
 Total debt, net of cash                          186,727      280,659
                                              -----------  -----------

 Condensed Consolidated Statements of Cash Flows
 -----------------------------------------------
 (in thousands of U.S. dollars)

                             Three months ended    Nine months ended
 (unaudited)                    December 31           December 31
                            --------------------  --------------------
                              2008        2007      2008        2007
                            ---------  ---------  ---------  ---------
 Operating activities
 Net (loss) earnings from
  continuing operations      $(18,982)   $11,082    $11,508    $42,354
 Items not affecting cash:
  Depreciation and
   amortization                11,597     11,338     31,746     26,861
  Deferred income taxes        14,290        609     10,125     (1,383)
  Minority interest share
   of earnings                  1,914      5,574     14,519     16,112
  Other                        11,010      4,336     11,938      6,881

 Changes in operating assets
  and liabilities              16,144      7,442    (11,641)   (10,178)
 Discontinued operations       (3,094)    (5,364)    (1,815)    (8,067)
                            ---------  ---------  ---------  ---------
 Net cash provided by
  operating activities         32,879     35,017     66,380     72,580
                            ---------  ---------  ---------  ---------
 Investing activities
 Acquisitions of businesses,
  net of cash acquired        (50,434)   (60,370)   (74,789)  (136,647)
 Purchases of fixed assets,
  net                          (2,537)    (9,807)   (14,719)   (24,522)
 Other investing activities    (6,482)     1,577     (4,060)     5,673
 Discontinued operations         (728)      (493)   153,682     (3,797)
                            ---------  ---------  ---------  ---------
 Net cash (used in) provided
  by investing                (60,181)   (69,093)    60,114   (159,293)
                            ---------  ---------  ---------  ---------
 Financing activities
 Increase (decrease) in
  long-term debt, net          21,375     69,653    (90,795)    95,146
 Other financing activities    (1,537)    (6,682)   (30,574)   (11,618)
 Discontinued operations           --       (192)        --       (192)
                            ---------  ---------  ---------  ---------
 Net cash provided by
  (used in) financing          19,838     62,779   (121,369)    83,336
                            ---------  ---------  ---------  ---------
 Effect of exchange rate
  changes on cash              (7,542)    (1,243)    (5,742)     6,375
                            ---------  ---------  ---------  ---------
 (Decrease) increase in
  cash and cash equivalents   (15,006)    27,460       (617)     2,998
 Cash and cash equivalents,
  beginning of period
  including cash held by
  discontinued operations     $95,055    $74,576    $80,666    $99,038
                            ---------  ---------  ---------  ---------
 Cash and cash equivalents,
  end of period including
  cash held by discontinued
  operations                  $80,049   $102,036    $80,049   $102,036
                            =========  =========  =========  =========

 Segmented Revenues, EBITDA and Operating Earnings
 -------------------------------------------------
 (in thousands of U.S. dollars)

             Commercial
                   Real  Residential
                 Estate     Property  Property
 (unaudited)   Services   Management  Services  Corporate  Consolidated
             ----------------------------------------------------------

 Three months
  ended
  December 31

 2008
 Revenues      $182,132     $144,687   $91,010        $31     $417,860
 EBITDA           4,458       10,648     9,708       (807)      24,007
 Stock-based
  compensation                                                   1,280
 Cost
  containment     4,510                                          4,510
             ----------                                    -----------
                  8,968                                         29,797
             ----------                                    -----------
 Operating
  earnings
  (loss)         (2,803)       8,379     7,724       (890)      12,410

 2007
 Revenues      $254,260     $125,959   $67,299       $116     $447,634
 EBITDA          21,980       10,100     9,781     (6,880)      34,981
 Stock-based
  compensation                                                   3,980
                                                           -----------
                                                                38,961
                                                           -----------
 Operating
  earnings       14,908        7,365     8,325     (6,955)      23,643

             Commercial
                   Real  Residential
                 Estate     Property  Property
 (unaudited)   Services   Management  Services  Corporate  Consolidated
             ----------------------------------------------------------

 Nine months
  ended
  December 31

 2008
 Revenues      $578,192     $475,251  $269,114       $123   $1,322,680
 EBITDA          35,417       44,251    41,973     (6,765)     114,876
 Stock-based
  compensation                                                   2,551
 Cost
  containment     6,934                                          6,934
             ----------                                    -----------
                 42,351                                        124,361
             ----------                                    -----------
 Operating
  earnings       17,442       36,436    36,278     (7,026)      83,130

 2007
 Revenues      $619,184     $404,452  $156,664       $282   $1,180,582
 EBITDA          54,411       40,216    35,295    (13,136)     116,786
 Stock-based
  compensation                                                   6,444
                                                           -----------
                                                               123,230
                                                           -----------
 Operating
  earnings       39,070       32,837    31,367    (13,349)      89,925

CONTACT:  FirstService Corporation
          Jay S. Hennick, Founder & CEO
          D. Scott Patterson, President & COO
          John B. Friedrichsen, Senior Vice President & CFO
          (416) 960-9500